VIA EDGAR

By Electronic Mail Only

May 20, 2019

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer O’Brien

Re:	Haymaker Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted April 19, 2019
CIK No. 0001771908

Dear Ms. Krestynick:

On behalf of Haymaker Acquisition Corp. II., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 14, 2019, regarding the Company’s Draft Registration Statement on Form S-1, originally submitted to the Commission on a confidential basis on April 19, 2019 (“Registration Statement”). We have also today filed with the Commission a Registration Statement on Form S-1 reflecting the Staff’s comments.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Proposed Business, page 2

1.     We note that you are a newly organized blank check company formed as a Delaware corporation for the purpose of effecting a business combination with one or more businesses, and you have included extensive disclosures regarding your management team’s prior experience. We further note your disclosure here and at page 76 that your management team has “worked together for over a decade creating value for shareholders.” However, it appears from the biographical sketches at pages 103-04 that the four members of management worked together at Haymaker I for a shorter period. Please revise or advise.

In response to the Staff’s comment, we have revised the indicated disclosure.

Management, page 103

2.

Please revise the biography of Steven J. Heyer to clarify his principal occupation and employment during the most recent five years and the dates he served in those roles. In that regard, his principal occupations prior to his employment with Haymaker I in 2017 are unclear. In addition, please clarify whether Mr. Heyer currently serves on the board of Shopkick. Refer to Item 401(e)(1) and (2) of Regulation S-K.

In response to the Staff’s comment, we have revised the indicated disclosure and eliminated the reference to Shopkick.

General

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Steven J. Heyer

     Steven J. Heyer

cc: Stuart Neuhauser, Esq.